BRIDGE CAPITAL HOLDINGS
55 Almaden Boulevard
San Jose, California 95113

May 31, 2011

Via EDGAR and Facsimile to (703) 813-6983

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Eric Envall, Esq.

Re:	Bridge Capital Holdings
Registration Statement on Form S-3, as amended
File No. 333-173189

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, and Rule 12(b)-6 of the Securities Exchange Act of 1934, as amended, Bridge Capital Holdings, a California corporation (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-3, as amended, be accelerated to 5 p.m. Eastern Time on Thursday, June 2, 2011, or as soon as practicable thereafter, unless you are orally or in writing notified to the contrary by the Company prior to such date and time.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact Tom Sa (408 556-8308) or Debra Bradford (408 556-8356) of Bridge Capital Holdings or Tom Reddy (415 393-2188) of Bingham McCutchen LLP.

Sincerely,

Bridge Capital Holdings

/s/ Thomas A. Sa
Thomas A. Sa
Chief Financial Officer

cc:	Gregory Dundas, Esq, U.S. Securities and Exchange Commission
Debra Bradford, Bridge Capital Holdings
David J. Gershon, Bingham McCutchen LLP